Filed Pursuant to Rule 424(b)(3)
Registration No. 333-290114

HORIZON TECHNOLOGY FINANCE CORPORATION
MONROE CAPITAL CORPORATION

Supplement No. 2, dated March 11, 2026, to the
Joint Proxy Statement/Prospectus, dated January 16, 2026

The purpose of this supplement (“Supplement”) is to update the joint proxy statement/prospectus included in the Registration Statement on Form N-14 (File No. 333-290114) filed by Horizon Technology Finance Corporation (“HRZN”) with the U.S. Securities and Exchange Commission (the “SEC”), declared effective by the SEC on January 16, 2026, and mailed by HRZN and Monroe Capital Corporation (“MRCC”) to their respective stockholders, commencing on January 20, 2026 (the “Initial Joint Proxy Statement/Prospectus”). This Supplement is part of, and should be read in conjunction with, the Initial Joint Proxy Statement/Prospectus, as amended and supplemented to date, and the information contained in this Supplement should be deemed to be incorporated by reference into, and form part of, the Initial Joint Proxy Statement/Prospectus, as amended and supplemented to date (as so amended and supplemented to date, including by Supplement No. 1 thereto dated March 5, 2026 and by this Supplement, the “Joint Proxy Statement/Prospectus”). To the extent that information in this Supplement differs from or updates information contained in the Initial Joint Proxy Statement/Prospectus, the information in this Supplement shall supersede or supplement the information in the Initial Joint Proxy Statement/Prospectus. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Initial Joint Proxy Statement/Prospectus.

The Initial Joint Proxy Statement/Prospectus and all supplements thereto, including this Supplement, have been filed with the SEC, and are available free of charge at www.sec.gov or by calling HRZN at (860) 676-8654, or by writing to HRZN at 312 Farmington Avenue, Farmington, Connecticut 06032, Attention: Investor Relations, or by calling MRCC at (312) 258-8300, or by writing to MRCC at 155 North Wacker Drive, 35th Floor, Chicago, Illinois 60606, Attention: Investor Relations.

Supplemental Disclosures

The following disclosures supplement the disclosures contained in the Initial Joint Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Initial Joint Proxy Statement/Prospectus, the annexes and exhibits to the Initial Joint Proxy Statement/Prospectus and the documents referred to in the Initial Joint Proxy Statement/Prospectus, each of which should be read carefully and in its entirety. All page references below are to pages in the Initial Joint Proxy Statement/Prospectus.

The section of the Initial Joint Proxy Statement/Prospectus entitled “The Asset Sale and the Merger—Background of the Transactions” is hereby supplemented as follows:

“In the period following the execution of the Asset Purchase Agreement and the Merger Agreement and the mailing of the joint proxy statement/prospectus of HRZN and MRCC to their respective stockholders on January 20, 2026, each of MRCC and HRZN and their proxy solicitor engaged extensively with MRCC and HRZN stockholders in connection with the solicitation of proxies for the MRCC Special Meeting and the HRZN Special Meeting. During late January 2026 and throughout February 2026, MRCC and HRZN believed there was strong stockholder support for the long-term strategic benefits of the Proposed Transactions.

On March 3, 2026, HRZN announced its earnings results for the quarter and year ended December 31, 2025, as well as the HRZN Board’s declaration of a reduced quarterly distribution on shares of HRZN Common Stock of $0.18 per share. Following the HRZN announcements on March 3, 2026, the closing trading price of HRZN Common Stock decreased to $4.69 per share on March 4, 2026, from $6.11 per share as of the close of business on March 3, 2026. Similarly, the closing trading price of MRCC Common Stock decreased to $4.84 per share on March 4, 2026, from $6.03 per share as of the close of business on March 3, 2026.

Following the decrease in the trading prices of each of HRZN Common Stock and MRCC Common Stock, some stockholders of MRCC publicly and privately expressed dissatisfaction to representatives of MC Advisors with HRZN’s announcement of a reduction in the HRZN quarterly distribution and its potential reception in the market with respect to the long-term benefits of the Proposed Merger.

In the period from March 4, 2026 to March 9, 2026, representatives of MC Advisors engaged with MRCC stockholders, representatives from the HRZN Advisor, the MRCC Board and MRCC Special Committee members, and the HRZN Board and HRZN Special Committee members. Based on these discussions and in light of the preliminary voting data, representatives of MC Advisors became concerned that, while management believed that a majority of the votes cast would be “For” each of the Asset Sale Proposal and the Merger Proposal, the required majority of all MRCC shares outstanding might not be cast “For” such proposals at the MRCC Special Meeting scheduled for March 13, 2026.

After further discussions among representatives of MC Advisors, representatives from the HRZN Advisor, and members of each of the MRCC Special Committee and the HRZN Special Committee, on March 9, 2026, the MRCC Special Committee met by videoconference, with representatives of Nelson Mullins and Houlihan Lokey in attendance, and with members of the MRCC Board and representatives of MC Advisors and Dechert in attendance for a portion of the meeting, to discuss options to enhance the value of the Proposed Transactions for MRCC stockholders and, following the closing of the Proposed Merger, the combined company’s stockholders, while maintaining the long-term benefits of the Proposed Merger. In particular, representatives from MC Advisors discussed with the MRCC Special Committee (1) a proposal to increase the amount of MRCC’s final special distribution payable to MRCC stockholders of record as of a time prior to the closing of the Proposed Merger by $13.0 million (the “Supplemental MRCC Distribution”), contingent upon MRCC stockholder approval of each of the Asset Sale Proposal and the Merger Proposal and the fulfillment or waiver of the other closing conditions set forth in each of the Asset Purchase Agreement and the Merger Agreement, and (2) a proposal for the HRZN Board to announce its intent to use HRZN’s current undistributed taxable earnings to supplement HRZN’s regular monthly distributions to the combined company’s stockholders for two quarters following the closing of the Proposed Merger (the “HRZN Supplemental Distributions”), subject to agreement by the HRZN Special Committee with the proposed announcement, closing of the Proposed Merger and the HRZN Board’s declaration of the distributions.

During the March 9, 2026 MRCC Special Committee meeting, the MRCC Special Committee discussed, with the assistance of representatives from Houlihan Lokey and Nelson Mullins, including while representatives of MC Advisors and Dechert were not present, among other things, (i) changes in general market conditions and changes specific to MRCC’s and HRZN’s respective financial condition and results of operations since execution of the Asset Purchase Agreement and the Merger Agreement, (ii) the fact that the Supplemental MRCC Distribution would reduce the net cash proceeds to be received by HRZN in the Proposed Merger by a corresponding amount, noting that such reduction was not expected to have a material adverse effect on the pro forma net asset value of the combined entity immediately following the closing of the Proposed Merger or on any of the potential benefits that could be experienced by the combined company after the Proposed Merger, and (iii) the fact that the proposed payment of the Supplemental MRCC Distribution did not change the structure or NAV-pricing terms of the Proposed Asset Sale or the Proposed Merger, noting that (a) MRCC would still sell substantially all of its investment assets, at fair value, as determined shortly before the closing of the Proposed Asset Sale, to MCIP, and (b) thereafter, MRCC would merge into HRZN on an NAV-for-NAV basis, where MRCC’s NAV would be represented only by the net cash proceeds received from MCIP in the Proposed Asset Sale, after giving effect to the repayment of MRCC’s liabilities, transaction costs and the distribution of MRCC’s undistributed taxable earnings and the Supplemental MRCC Distribution. Representatives of Nelson Mullins also discussed with the MRCC Special Committee the responsibilities of MRCC Independent Directors and the fiduciary duties of the members of the MRCC Special Committee. Thereafter, the MRCC Special Committee and the MRCC Board expressed their support for the announcement of each of the Supplemental MRCC Distribution and the HRZN Supplemental Distributions.

Later in the day on March 9, 2026, the HRZN Special Committee met by videoconference, with representatives of Blank Rome and Oppenheimer, and with representatives of the HRZN Advisor, MC Advisors and Dechert in attendance for a portion of the meeting, to discuss the proposed HRZN Supplemental Distributions and the related enhancements to near-term value provided to the combined company’s stockholders following closing of the Proposed Merger, as well as to discuss the Supplemental MRCC Distribution, including its effect on the pro forma net asset value of the combined entity immediately following the closing of the Proposed Merger. The HRZN Special Committee discussed, with the assistance of representatives of Blank Rome and Oppenheimer, both with and without representatives of the HRZN Advisor, MC Advisors and Dechert in attendance, among other things, (i) changes in general market conditions and changes specific to MRCC’s and HRZN’s respective financial condition and results of operations since execution of the Merger Agreement, (ii) the potential benefits of the HRZN Supplemental Distributions to the combined company’s stockholders, (iii) the fact that the proposed payment of the Supplemental MRCC Distribution did not change the structure or NAV-pricing terms of the Proposed Asset Sale or the Proposed Merger, and (iv) the enhancement in near-term value to existing MRCC stockholders of the proposed Supplemental MRCC Distribution, balanced with the corresponding reduction in the net cash proceeds to be received by HRZN in the Proposed Merger and the accompanying potential effect on the long-term benefits of the Proposed Merger. The HRZN Special Committee discussed with the representatives from Oppenheimer and Blank Rome, including while representatives of the HRZN Advisor, MC Advisors and Dechert were not present, the fact that the Supplemental MRCC Distribution would reduce the net cash proceeds to be received by HRZN in the Proposed Merger by a corresponding amount, but that such reduction was not expected to have a material adverse effect on the pro forma net asset value of the combined entity immediately following the closing of the Proposed Merger or on any of the potential benefits that could be experienced by the combined company after the Proposed Merger.

During the March 9, 2026 HRZN Special Committee meeting, representatives of Blank Rome also discussed with the HRZN Special Committee the responsibilities of HRZN Independent Directors and the fiduciary duties of the members of the HRZN Special Committee. Thereafter, the HRZN Special Committee and the HRZN Board expressed their support for the announcement of each of the HRZN Supplemental Distributions and the Supplemental MRCC Distribution, noting that any HRZN Supplemental Distribution was subject to declaration of such distribution by the HRZN Board, in connection with which the HRZN Board would consider, among other things, (1) HRZN’s ongoing compliance with asset coverage ratio requirements under the 1940 Act, (2) HRZN’s compliance with applicable financial and other operating covenants under HRZN’s financing agreements, and (3) HRZN’s general investment performance and available liquidity, as well as general market conditions at the time.

On the morning of March 10, 2026, before the open of trading on Nasdaq, MRCC and HRZN issued separate press releases announcing the Supplemental MRCC Distribution and the HRZN Supplemental Distributions.”

The section of the Initial Joint Proxy Statement/Prospectus entitled “Certain Material U.S. Federal Income Tax Consequences of the Asset Sale” is hereby supplemented by adding the following disclosure to the end of the fourth paragraph on page 128:

“However, MRCC may declare and pay a dividend to MRCC stockholders following the Asset Sale and before the Merger. Any such distributions will generally be taxable to U.S. stockholders as ordinary income to the extent of current and accumulated earnings and profits of MRCC. Distributions that are in excess of current and accumulated earnings and profits will be treated as tax-free return of capital to the extent of the stockholder’s tax basis and any remaining amount would be treated as capital gain. The Supplemental MRCC Distribution is expected to be a tax-free return of capital to the extent of the stockholder’s cost basis and any remaining amount would be treated as capital gain.”

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC or HRZN or the proposed sale of assets by MRCC to Monroe Capital Income Plus Corporation (“MCIP”) and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the expected timing or amount of payments of dividends or distributions by MRCC and/or HRZN, including all or any portion of the Supplemental MRCC Distribution or the HRZN Supplemental Distributions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including, without limitation, the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions, as a result of the transactions; (viii) the future operating results and net investment income, net asset value or distribution projections of MRCC, HRZN or, following the closing of the transactions, the combined company; (ix) the ability of the HRZN Advisor to implement its future plans with respect to the combined company; (x) the expected financings and investments and additional leverage that MRCC, HRZN or, following the closing of the transactions, the combined company may seek to incur in the future; (xi) the adequacy of the cash resources and working capital of MRCC, HRZN or, following the closing of the transactions, the combined company; (xii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (xiii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (xiv) risks associated with possible disruption in the operations of MRCC and/or HRZN or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (xv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xvi) conditions in MRCC’s and HRZN’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xvii) other considerations that may be disclosed from time to time in MRCC’s and HRZN’s publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. HRZN and MRCC have based the forward-looking statements included in this communication on information available to them on the date hereof, and neither HRZN, MRCC nor their affiliates assume any obligation to update any such forward-looking statements. Although HRZN and MRCC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that HRZN and MRCC may make directly to you or through reports that they have filed with the SEC, or in the future may file with the SEC, including the Joint Proxy Statement/Prospectus and the Registration Statement (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed asset sale between MRCC and MCIP and the proposed merger of HRZN and MRCC, as well as certain related matters (the “Proposals”). In connection with the Proposals, HRZN has filed with the SEC a registration statement on Form N-14 (File No. 333-290114) (the “Registration Statement”) that contains the Initial Joint Proxy Statement/Prospectus, and HRZN and MRCC have mailed the Initial Joint Proxy Statement/Prospectus to their respective shareholders. The Joint Proxy Statement/Prospectus and the Registration Statement each contain important information about HRZN, MRCC, and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of HRZN’s or MRCC’s website is incorporated by reference in this communication and you should not consider that information to be part of this communication.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of the HRZN Advisor or Monroe Capital LLC (“Monroe Capital”) and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), and in the Initial Joint Proxy Statement/Prospectus, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Initial Joint Proxy Statement/Prospectus or HRZN Proxy Statement, as applicable. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital BDC Advisors, LLC or Monroe Capital and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, and in the Initial Joint Proxy Statement/Prospectus, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Initial Joint Proxy Statement/Prospectus or MRCC Proxy Statement, as applicable. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals is contained in the Registration Statement, including the Initial Joint Proxy Statement/Prospectus included therein, and will be contained in other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in HRZN or MRCC or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.